June 12, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 714-241-8979

Ms. Marie M. May
Chief Financial Officer
Homelife, Inc.
1503 South Coast Drive, Suite 204
Costa Mesa, CA 92626

RE: **Homelife, Inc.**
Form 10-KSB for the year ended May 31, 2005
File no. 000-30424

Dear Ms. May:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the year ended May 31, 2005

Item 6. Management's Discussion and Analysis, Liquidity and Capital Resources, page 10

1.   We note that you contribute your significant operating losses in the prior two years from the write down of goodwill. We note that the value of your goodwill has not changed since 2003. Also, cash flows from operating activities on your

Statements of Cash Flows are losses. In future filings, your discussion of liquidity should explain current cash flow position and all future obligations that will impact liquidity. Refer to Item 303 (b).

Item 8A. Controls and Procedures, page 12

2.   Please revise your evaluation of disclosure controls and procedures in future periods to determine whether such controls were effective at the balance sheet date. Refer to Item 307 of Regulation S-B.

Consolidated Balance Sheets, page 2

3.   We note that in your Liquidity and Capital Resources section on page 10 that your results of operations were affected by 'the write down of goodwill'. We note that the balance of goodwill on your Consolidated Balance Sheets has not changed. Tell us how you have considered paragraphs 19-22 of SFAS 142 in determining that goodwill has not been impaired. In light of the fact that the company has incurred significant working capital deficiencies, negative cash flows and has suffered recurring losses, we question why no significant impairment has been recorded.

Note 3. Summary of Significant Accounting Policies, Revenue Recognition, page 9

4.   We note that you record royalty income at the date of receipt 'because of the complexity of attempting to forecast the actual closing date of the properties'. We do not believe that sales of residential real estate closing create a complex forecast of closing dates. Tell us your basis in GAAP for recording royalty income on a cash basis. In addition, please advise us how you have applied the guidance in SFAS 45 in recognizing sales of franchises over a five-year period.

Note 8. Bank Indebtedness, page 14

5.   We note that you have two lines of credit outstanding as of May 31, 2005 totaling $80,900. Your annual maturities for the following five years do not equal your total outstanding balance. Please confirm to us that in future filings you will include all amounts due by year.

*   *   *   *

As appropriate, please respond to the comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-3433 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Branch Chief